1934 Act Registration No. 1- 14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April , 2008

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F      ✓        Form 40-F

( Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                No      ✓

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                )

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: April 30, 2008	By:	Ms. Eva Chen
Eva Chen
Chief Financial Officer

Siliconware Precision Industries Co., Ltd.

FOR IMMEDIATE RELEASE

Contact:

Byron Chiang/Spokesperson

886-3-579-5678#3671

byronc@spil.com.tw

Janet Chen/ Investor Relations

886-3-579-5678 ext 3675

janet@spil.com.tw

SPIL website “www.spil.com.tw”

Siliconware Precision Industries Reports 15.8% Revenues Sequential

decline and EPS of NT$ 0.58 or EPADS of US$ 0.10 for 1Q 2008

Taichung, Taiwan, April 30, 2008—Siliconware Precision Industries Co., Ltd. (“SPIL” or the “Company”)(TAIEX: 2325, NASDAQ: SPIL) today announced that its sales revenues for 1Q 2008 was NT$ 14,931 million, representing 15.8% sequential decline QoQ and 8.6% growth compared to the same period of year 2007.

SPIL reported a net income of NT$1,753 million in 1Q 2008, compared with a net income of NT$ 4,770 million in 4Q 2007 and a net income of NT$ 3,833 million in 1Q 2007.

Unconsolidated 1Q 2008 Financial Results

•	Net revenue was NT$ 14,931 million, in which NT$ 13,570 million was from assembly business and NT$ 1,361 million was from testing business.

•	Cost of goods sold was NT$ 11,860 million, and gross profit was NT$ 3,071 million, representing a gross margin of 20.6%.

•

Operating expenses were NT$ 902 million, including selling expenses of NT$ 227 million, administrative expenses of NT$ 319 million, and R & D expenses of NT$ 356 million. Operating profit was NT$ 2,169 million, representing an operating margin of 14.5%.

•	Net income was NT$ 1,753 million.

•

Diluted earnings per ordinary share for this quarter was NT$ 0.58, or diluted earnings per ADS of US$ 0.10. Total weighted average outstanding ordinary shares-diluted for 1Q 2008 were 3,039 million shares.

SPIL 1Q 08

Siliconware Precision Industries Co., Ltd.

Capital Expenditure

•	Capital expenditure in 1Q 2008 totaled NT$ 2,776 million, in which NT$ 2,158 million were spent on assembly equipment, and NT$ 618 million were spent on testing equipment.

•	The depreciation expenses in 1Q 2008 were NT$ 2,018 million, in which NT$ 1,393 million were from assembly business and NT$ 625 million were from testing business.

Assembly Operation

•

Substrate products revenues accounted for 47% of total revenues, remaining flat from previous quarter; wafer bumping and FCBGA accounted for 14%, up from 13% in previous quarter; lead frame products revenues accounted for 28%, down from 29% in previous quarter. Testing service generated 9% of total revenues in 1Q 2008.

SPIL 1Q 08

Siliconware Precision Industries Co., Ltd.

About SPIL

Siliconware Precision Industries Ltd. (“SPIL”)(NASDAQ:SPIL, TSE:2325) is a leading provider of comprehensive semiconductor assembly and test services. SPIL is dedicated to meeting all of its customers’ integrated circuit packaging and testing requirements, with turnkey solutions that range from design consultations, modeling and simulations, wafer bumping, wafer probe and sort, package assembly, final test, burn-in, to drop ship. Products include advanced leadframe and substrate packages, which are widely used in personal computers, communications, Internet appliances, cellular phones, digital cameras, cable modems, personal digital assistants and LCD monitors. SPIL supplies services and support to fabless design houses, integrated device manufacturers and wafer foundries globally. For further information, visit SPIL’s web site at www.spil.com.tw.

Safe Harbor Statement

The information herein contains forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. Although we believe that these expectations and projections are reasonable, such forward-looking statements are inherently subject to risks, uncertainties and assumptions about us, including, among other things:

•	the intensely competitive personal computer, communications, consumer ICs and non-commodity memory semiconductor industries and markets;

•	cyclical nature of the semiconductor industry;

•	risks associated with global business activities;

•	non-operating losses due to poor financial performance of some of our investments;

•	our dependence on key personnel;

•	general economic and political conditions;

•

possible disruptions in commercial activities caused by natural and human induced disaster, including terrorist activities and armed conflicts and contagious disease, such as the Severe Acute Respiratory Syndrome;

•	fluctuations in foreign currency exchange rates; and

•	other risks identified in our annual report for the year ended December 31, 2006 on Form 20-F filed with the U.S. Securities and Exchange Commission on June 20, 2007.

The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur and our actual results could differ materially from those anticipated in these forward-looking statements.

All financial figures discussed herein are prepared pursuant to ROC GAAP on an unaudited unconsolidated basis. Audited unconsolidated financial figures will be publicly announced upon the completion of our audited process. The investment gains or losses of our company for the three months ended Mar 31, 2008 reflect our gains or losses attributable to the first quarter 2008 unaudited financial results of several of our investments (the “Investees”) which are evaluated under the equity method. The unaudited unconsolidated financial data for our company for the three months, ended Mar 31, 2008, is not necessarily indicative of the results that may be expected for any period thereafter.

SPIL 1Q 08

SILICONWARE PRECISION INDUSTRIES CO., LTD.

UNCONSOLIDATED BALANCE SHEET

As of Mar 31, 2008 and 2007

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	Mar 31, 2008			Mar 31, 2007		Sequential
	USD	NTD	%	NTD	%	Change	%
ASSETS
Cash and cash equivalent	799,212	24,296,049	28	21,086,120	26	3,209,929	15
Accounts receivable	302,923	9,208,870	11	8,681,399	10	527,471	6
Inventories	98,675	2,999,705	4	2,508,706	3	490,999	20
Other current assets	65,885	2,002,917	3	2,100,943	3	(98,026)	-5

Total current assets	1,266,695	38,507,541	46	34,377,168	42	4,130,373	12

Long-term investments	249,350	7,580,254	9	14,045,087	17	(6,464,833)	-46
Fixed assets	2,277,336	69,231,002	80	60,952,945	73	8,278,057	14
Less accumulated depreciation	(1,037,622)	(31,543,710)	-37	(28,593,631)	-34	(2,950,079)	10

Net fixed assets	1,239,714	37,687,292	43	32,359,314	39	5,327,978	16

Other assets	59,255	1,801,364	2	2,147,277	2	(345,913)	-16

Total Assets	2,815,015	85,576,451	100	82,928,846	100	2,647,605	3

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities
Accounts payable	215,242	6,543,351	8	4,527,833	6	2,015,518	45
Current portion of long-term debt	—	—	—	1,184,596	1	(1,184,596)	-100
Other current liability	213,797	6,499,430	7	4,971,845	6	1,527,585	31
Bonds payable	—	—	—	—	—	—	—
Long-term loans	98,390	2,991,054	3	2,984,690	4	6,364	—
Other liabilities	3,838	116,668	—	242,614	—	(125,946)	-52

Total Liabilities	531,267	16,150,503	19	13,911,578	17	2,238,925	16

Stockholders' Equity
Capital stock	1,011,414	30,746,975	36	29,424,577	36	1,322,398	4
Capital reserve	547,966	16,658,161	19	15,703,508	18	954,653	6
Legal reserve	109,873	3,340,131	4	2,003,494	2	1,336,637	67
Special reserve	—	—	—	50,029	—	(50,029)	-100
Retained earnings	641,918	19,514,321	23	17,246,876	21	2,267,445	13
Unrealized gain or loss on financial instruments	(1,437)	(43,698)	—	5,360,399	7	(5,404,097)	-101
Cumulated translation adjustment	140	4,242	—	24,356	—	(20,114)	-83
Net loss not recognized as pension cost	—	—	—	(1,787)	—	1,787	-100
Treasury stock	(26,124)	(794,184)	-1	(794,184)	-1	—	—

Total Equity	2,283,748	69,425,948	81	69,017,268	83	408,680	1

Total Liabilities & Shareholders' Equity	2,815,015	85,576,451	100	82,928,846	100	2,647,605	3

Forex ( NT$ per US$ )		30.40		33.08

(1)	All figures are under ROC GAAP.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

UNCONSOLIDATED INCOME STATEMENT

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	3 months ended on Mar 31							Sequential Comparison
	1Q 2008				1Q 2007		YOY	1Q 2008	4Q 2007		QOQ
	USD	NTD		%	NTD		change %	NTD	NTD		change %
Revenues	491,159		14,931,222	100.0		13,750,997	8.6	14,931,222		17,728,794	-15.8
Cost of Goods Sold	(390,125)		(11,859,789)	-79.4		(9,944,531)	19.3	(11,859,789)		(12,680,536)	-6.5

Gross Profit	101,034		3,071,433	20.6		3,806,466	-19.3	3,071,433		5,048,258	-39.2

Operating Expenses
Selling Expenses	(7,468)		(227,024)	-1.5		(194,583)	16.7	(227,024)		(228,469)	-0.6
Administrative Expenses	(10,508)		(319,429)	-2.1		(264,163)	20.9	(319,429)		(265,221)	20.4
Research and Development Expenses	(11,696)		(355,551)	-2.4		(340,783)	4.3	(355,551)		(308,805)	15.1

	(29,671)		(902,004)	-6.0		(799,529)	12.8	(902,004)		(802,495)	12.4

Operating Income	71,363		2,169,429	14.5		3,006,937	-27.9	2,169,429		4,245,763	-48.9

Non-operating Income	5,196		157,970	1.1		1,256,859	-87.4	157,970		921,104	-82.8
Non-operating Expenses	(11,330)		(344,436)	-2.3		(73,746)	367.1	(344,436)		(4,156)	8187.7

Income from Continuing Operations before Income Tax	65,229		1,982,963	13.3		4,190,050	-52.7	1,982,963		5,162,711	-61.6
Income Tax Credit (Expenses)	(7,566)		(230,007)	-1.5		(357,102)	-35.6	(230,007)		(393,049)	-41.5

Net Income	57,663		1,752,956	11.7		3,832,948	-54.3	1,752,956		4,769,662	-63.2

Earnings Per Ordinary Share- Diluted		NT$	0.58		NT$	1.28			NT$	1.57

Earnings Per ADS- Diluted		US$	0.10		US$	0.19			US$	0.24

Weighted Average Outstanding Shares—Diluted ('k)			3,038,819			3,038,755				3,039,364

Forex ( NT$ per US$ )			30.40			33.08				32.43

(1)	All figures are under ROC GAAP.
(2)	1 ADS is equivalent to 5 Common Shares.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

UNCONSOLIDATED STATEMENTS OF CASH FLOWS

For 3 Months Ended on Mar 31, 2008 and 2007

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	3 months, 2008		3 months, 2007
	USD	NTD	NTD
Cash Flows from Operating Activities:
Net income	57,663	1,752,956	3,832,948
Depreciation	66,377	2,017,868	1,752,541
Amortization	4,526	137,595	137,048
Gains on disposal of long-term investment	—	—	(793,350)
Long-term investment gain recognized by equity method	(535)	(16,262)	(261,608)
Compensation interest payable on bonds payable	—	—	36
Foreign currency exchange gain on bonds payable	—	—	34,742
Change in working capital & others	71,960	2,187,582	1,223,491

Net cash flows provided from operating activities	199,991	6,079,739	5,925,848

Cash Flows from Investing Activities:
Acquisition of property, plant, and equipment	(91,317)	(2,776,026)	(2,016,780)
Increase on financial instruments	—	—	(2,523,529)
Proceeds from disposal of long-term investment	—	—	6,289,854
Payment for long-term investment	(626)	(19,032)	—
Payment for deferred charges/other changes	(3,144)	(95,589)	48,531

Net cash used in investing activities	(95,087)	(2,890,647)	1,798,076

Cash Flows from Financing Activities:
Repayment of long-term loan	—	—	(19,266)
Proceeds from the exercise of employee stock option /other charges	(717)	(21,797)	28,528

Net cash provided from financing activities	(717)	(21,797)	9,262

Net increase (decrease) in cash and cash equivalents	104,187	3,167,295	7,733,186

Cash and cash equivalents at beginning of period	695,025	21,128,754	13,352,934

Cash and cash equivalents at end of period	799,212	24,296,049	21,086,120

Forex ( NT$ per US$ )		30.40	33.08

(1):	All figures are under ROC GAAP.